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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza
Houston, TX 77046-1173
713 626 1919
www.invesco.com/us
November 24, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	AIM Investment Funds (Invesco Investment Funds) File Nos: 811-05426 and 033-19338
Dear Mr. Di Stefano:
     On behalf of AIM Investment Funds (Invesco Investment Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on September 15, 2010, with regard to Post-Effective Amendment No. 97 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), with regard to the new Invesco Balanced-Risk Commodity Strategy Fund (the “Fund”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: In the “Annual Fund Operating Expenses” table, add in reference to the Other Expenses and Total Annual Fund Operating Expenses amounts shown being estimated for the current fiscal year.
     Response: The requested change has been made.
2. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” provide with more specificity the circumstances when the Fund will use derivative instruments and for what purpose.
     Response: Disclosure that the Fund may invest in futures and swaps in order to gain additional exposure to commodities has been added.

Vincent Di Stefano
Division of Investment Management
November 24, 2010

3. Comment: Are derivatives exposures calculated on actual or notional values?
     Response: Exposure for cash-settled futures and cash-settled swaps is calculated on a market-value basis. Exposure for all other futures and swaps is calculated on a notional basis.
4. Comment: In the sections entitled, “Principal Risks of Investing in the Fund,” provide the risks associated with the principal derivatives and financially-linked instruments in which the Fund invests.
     Response: The principal derivatives and financially-linked instruments in which the Fund invests are futures and swaps. The risk disclosure has been revised accordingly.
5. Comment: Please provide the representations as required by the Man-Glenwood No-Action Letter.
     Response: The investment by the Fund in the Cayman Subsidiary Fund is not intended to comply with the terms of the no-action letter to Man-Glenwood Lexington TEI, LLC (Apr. 30, 2004) (“Man-Glenwood”). Man-Glenwood involved an arrangement in which a top-tier registered investment company invested all of its assets in an offshore fund, which in turn invested all of its assets in a master registered investment company. The arrangement raised the question whether the offshore fund was indirectly offering its securities to the public in the United States through the top-tier fund, in violation of Section 7(d) of the 1940 Act. It also raised questions as to compliance with Section 12(d)(1) of the 1940 Act.
     The present arrangement has a different structure. The Fund, a domestic registered investment company, will invest a portion of its assets (i.e., up to 25%) in the Cayman Subsidiary Fund to gain exposure to commodity markets in a tax efficient manner. Because the Fund will invest only a relatively small portion of its assets in the Cayman Subsidiary Fund, the Fund does not believe that the arrangement should be seen as an indirect offer of the Cayman Subsidiary Fund’s securities to the United States public. Rather, the Fund believes that this method of achieving exposure to an offshore fund is a common and accepted practice in the industry. This practice was recognized in the no-action letter to Fidelity Select Portfolio (Apr. 29, 2008), which addressed the appropriate accounting for such arrangements. The Fund does not believe that Section 12(d)(1) is implicated because the Cayman Subsidiary Fund is excepted from the definition of an “investment company” by Section 3(c)(7) of the 1940 Act.
6. Comment: In the section entitled, “Principal Investment Strategies of the Fund”, provide with more specificity the circumstances when the Fund will use derivative instruments and for what purpose.
     Response: Please see the response to No. 2.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Vincent Di Stefano
Division of Investment Management
November 24, 2010

     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/S/ PETER A. DAVIDSON
Peter A. Davidson, Esq.
Assistant General Counsel